Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Evercore Group L.L.C.

55 E. 52nd St.

New York, New York 10055

July 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re: Karman Holdings Inc.

Registration Statement on Form S-1

File No. 333-288809

Acceleration Request

Requested Date: July 23, 2025

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the several underwriters, hereby join in the request of Karman Holdings Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on July 23, 2025, or at such later time as the Company or its outside counsel, Willkie Farr & Gallagher LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as the representative of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Stephen Edelman
Name:	Stephen Edelman
Title:	Head of Global Industrials

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Kristen Grippi
Name:	Kristen Grippi
Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request]